

Mailstop 4720

May 25, 2016

Bradley L. Wideman, Esq.
Vice President, Associate General Counsel,
Securities and Assistant Secretary Mylan N.V.
c/o Mylan Inc.
1000 Mylan Boulevard
Canonsburg, Pennsylvania 15317

> **Re:** **Mylan N.V.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 13, 2016**
> **File No. 333-210696**

Dear Mr. Wideman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Background and Reasons for the Offer, page 47

Background of the Offer, page 47

1. We note your response to our prior comment 10. However, certain background information is still unclear. Please revise your disclosure to discuss the strategic reasons for entering into this transaction, how Mylan identified Meda as a transaction partner, and why Mylan and Meda chose to enter into the transaction at this time.

2. We note your response to our prior comment 12. Please revise your discussion of the potential sale by Meda of its German contraceptive products and the auction process relating to the potential sale of the Meda U.S. business to disclose Meda's reasons for engaging in the

potential sales. Please also disclose how the transaction evolved to a sale of Meda's entire business, including why Meda wanted to sell, and Mylan wanted to acquire, the entire business.

3. We note your response to our prior comment 15. However, we do not believe that you have provided enough detail concerning the substance of the various meetings held in January 2016 and February 2016. Please revise this section to discuss in more detail what specifically was discussed about the amount and structure of the offer consideration and the terms of the transaction, including consideration of, and discussions relating to, the premium over Meda market value. Please also disclose discussions relating to, and the final determination of, the formula used to determine total consideration and the share cap.

4. Please disclose what in particular was discussed about Meda's strategic direction at the meetings on January 18 and January 21, 2016.

5. We note your response to our prior comment 16, however we do not see disclosure in the Background section regarding the Mylan board's consideration of the substantial indebtedness required to acquire the Meda shares or the total indebtedness of the combined company. Please revise your disclosure accordingly.

Recommendation of the Meda Board, page 55

6. We note your response to our prior comment 20. Please note that we are not asking for the board to amend its original recommendation, but to revise its disclosure in the Form S-4 to disclose any negative factors considered by the Meda Board, including whether the board considered that Meda shareholders will bear the risk of declines in Mylan stock price. Please refer to Item 4(a)(2) of Form S-4.

Opinion of Meda's Financial Advisor, page 56

7. We note your response to our prior comment 24. However, we note that the financial analyses prepared by SEB Corporate Finance relied upon various internal financial forecasts provided by Meda management. As an example, the discounted cash flow analysis relied on the Meda consensus case, the Meda bidder case, the Meda low case, the Meda management case and the Meda acquisition case, each of which include internal assumptions and financial forecasts. Please disclose in the prospectus the assumptions, financial forecasts and other information and data that Meda provided SEB Corporate Finance for use in connection with preparation of the fairness opinion. If you continue to believe that disclosure is not required because it was provided in the Meda Board Press Release, please provide us with your analysis. See Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christina Thomas at (202) 551-3577 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Thomas E. Dunn, Esq.
        Cravath, Swaine & Moore LLP